

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 – 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



Monday, 19 May 2003

Xstrata file number 82-34660

Please find attached the Company's press release dated Thursday, May 8, 2003.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

dlw 6/3

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com


xstrata

PRESS RELEASE

RESULTS OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Zug, 8 May 2003

At the Annual General Meeting of the Company held earlier today, all resolutions proposed in the notice of the Annual General Meeting dated 1 April 2003 were duly passed.

At the Extraordinary General Meeting of the Company held immediately following the Annual General Meeting, all resolutions proposed in the notice of Extraordinary General Meeting dated 7 April 2003 were duly passed.

ends

Xstrata Contacts:

Marc Gonsalves
Telephone: +44 20 7968 2812
Mobile: +44 7775 662 348
Fax: +44 20 7968 2810
Email: mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone: +41 41 726 6071
Fax: +41 41 726 6089
Email: bmattenberger@xstrata.com

Michael Oke
Prospero Financial
Telephone: +44 20 7898 9394
Mobile: +44 7778 469630

Justine Winn
Telephone: +61 2 9253 6748
Fax: +61 2 9252 7702
Email: Justine.Winn@XstrataCoal.com

FURTHER INFORMATION:

Annual General Meeting

Proxies received:

Resolution 1
Proxies For*: 152,489,110
Proxies Against: 751,021

Resolution 2
Proxies For*: 153,239,531
Proxies Against: 600

Resolution 3
Proxies For*: 129,358,376
Proxies Against: 18,800,889

Resolution 4
Proxies For*: 134,514,168
Proxies Against: 13,209,519

Resolution 5
Proxies For*: 134,514,168
Proxies Against: 13,209,519

Resolution 6
Proxies For*: 140,684,006
Proxies Against: 11,386,482

Resolution 7
Proxies For*: 129,702,675
Proxies Against: 16,078,205

Resolution 8
Proxies For*: 139,394,104
Proxies Against: 11,824,276

Resolution 9
Proxies For*: 139,313,267
Proxies Against: 13,924,264

Resolution 10
Proxies For*: 139,394,104
Proxies Against: 11,824,276

Resolution 11
Proxies For*: 141,472,701
Proxies Against: 11,764,830

Resolution 12
Proxies For*: 142,675,001
Proxies Against: 10,562,530

Resolution 13
Proxies For*: 140,512,567
Proxies Against: 12,724,964

Resolution 14
Proxies For*: 139,441,954
Proxies Against: 11,814,582

Resolution 15
Proxies For*: 142,106,245
Proxies Against: 10,740,586

Resolution 16
Proxies For*: 149,781,070
Proxies Against: 1,514,910

Resolution 17
Proxies For*: 153,215,060
Proxies Against: 11,627

Votes Cast:

Resolution 18
Votes For: 154,785,325
Votes Against: 11,090

Extraordinary General Meeting

Resolution 1
Proxies For*: 162,414,319
Proxies Against: 38,553

Resolution 2
Proxies For*: 162,404,442
Proxies Against: 48,430

Resolution 3
Proxies For*: 156,593,642
Proxies Against: 38,653

Votes Cast:

Resolution 4
Votes For: 164,852,383
Votes Against: 44,553

* (including dicretionnary)